FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: August 14, 2007	/s/ Donat Madilo Donat Madilo Treasurer

INDEX TO EXHIBITS

1	Banro Corporation’s Consolidated Financial Statements dated June 30, 2007

2	Banro Corporation’s Management's Discussion and Analysis - 2nd Quarter 2007

3	Certification of Chief Executive Officer (Form 52-109F2)

4	Certification of Chief Financial Officer (Form 52-109F2)

EXHIBIT 1

Banro Corporation

Consolidated Financial Statements

June 30, 2007

(Expressed in U.S. dollars)

Banro Corporation

Consolidated Financial Statements

June 30, 2007

(Expressed in U.S. dollars)

Contents
Notice to reader	2

Consolidated Financial Statements

Balance Sheets	3

Statements of Operations and Deficit	4

Statements of Cash Flows	5

Summary of Significant Accounting Policies	6-9

Notes to Financial Statements	10-24

NOTICE TO READER

These interim consolidated financial statements of Banro Corporation as at and for the three and six month periods ended June 30, 2007 have been prepared by management of Banro Corporation. The auditors of Banro Corporation have not audited or reviewed these interim consolidated financial statements.

Banro Corporation

Consolidated Balance Sheets

(Expressed in U.S. dollars)

	June 30, 2007 (unaudited)	December 31, 2006 (audited)

Assets

Current
Cash	$ 4,927,823	$ 5,962,993
Short term investments (Note 2)	39,206,640	46,298,028
Accounts receivable and prepaid expenses	154,268	279,449

	44,288,731	52,540,470

Investments (Note 3)	3,465,528	2,516,178
Property, plant and equipment (Note 4)	1,052,110	1,209,629
Deferred exploration expenditures (Note 5)	47,546,001	34,132,109

	$ 96,352,370	$ 90,398,386

Liabilities and Shareholders’ Equity

Current
Accounts payable	$ 1,500,942	$ 2,858,957

Shareholders’ equity
Share capital (Note 6)	135,942,816	130,181,820
Contributed surplus (Note 6(e))	9,551,874	6,873,851
Cumulative translation adjustment (Note 3(b))	20,186	7,284
Deficit	(50,672,860)	(49,523,526)
Accumulated other comprehensive income (Note 6(f))	9,412	-

	94,851,428	87,539,429

	$ 96,352,370	$ 90,398,386

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Consolidated Statements of Operations and Deficit

(Expressed in U.S. dollars)

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Expenses
Professional fees	$ 117,192	$ 135,305	$ 323,502	$ 313,147
Consulting fees	15,329	154,670	40,163	183,114
Office and sundry	239,933	231,720	494,243	443,059
Salary	349,586	260,023	658,099	500,816
Employee stock based compensation	1,166,602	422,323	2,918,841	501,894
Travel	127,710	51,849	303,167	241,101
Shareholder relations and promotion	139,852	227,935	271,259	447,052
Directors fees	22,500	6,000	45,000	12,000
Interest and bank charges	5,137	4,909	8,837	9,288
Amortization	5,751	5,379	10,857	11,239
Foreign exchange gain	(1,716,754)	(359,741)	(1,914,681)	(282,689)
	(472,838)	(1,140,372)	(3,159,287)	(2,380,021)
Interest income	536,818	437,287	1,102,328	670,573

Net income (loss) from operations	63,980	(703,085)	(2,056,959)	(1,709,448)

Share of equity loss of BRC Diamond and Loncor	(151,376)	(54,073)	(202,352)	(108,838)
Gain (loss) on dilution of interest in BRC Diamond	(6,584)	-	1,109,977	1,487,760

Net loss for the period	(93,980)	(757,158)	(1,149,334)	(330,526)

Deficit, beginning of the period	(50,578,880)	(46,038,519)	(49,523,526)	(46,465,151)

Deficit, end of the period	$(50,672,860)	$ (46,795,677)	$(50,672,860)	$(46,795,677)

Loss per share (Note 6(d))	$ (0.00)	$ (0.02)	$ (0.03)	$ (0.01)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Cash provided by (used in)

Operating activities
Net loss for the period	$ (93,980)	$ (757,158)	$ (1,149,334)	$ (330,526)
Adjustments to reconcile loss to net cash
Provided by operating activities
Share of equity loss	151,375	54,073	202,352	108,838
Dilution of interest in BRC	6,584	-	(1,109,977)	(1,487,760)
Accrued interest	(25,044)	(60,058)	410,072	(124,431)
Unrealized foreign exchange gain	(2,915,880)	-	(3,113,806)	-
Value of options issued (Note 6(c))	1,166,602	1,149	2,272,005	80,720
Amortization	5,752	5,379	10,857	11,239
Changes in non-cash working capital
Accounts receiv. and prepaid exp.	61,852	(75,570)	125,181	(267,842)
Accounts payable	764,545	154,388	(1,358,015)	653,269

	(878,194)	(677,797)	(3,710,665)	(1,356,493)
Investing activities
Capital assets	(37,718)	(37,365)	(93,175)	(232,507)
Deferred exploration expenditures (Note 5)	(6,941,474)	(4,655,909)	(11,310,230)	(7,974,828)
Short term investment	4,804,675	(40,939,633)	6,681,316	(35,186,789)
Investment and advances to Loncor	162,566	(5,000)	159,896	(39,873)
Investment and advances to BRC/NBI	(32,214)	211,845	(45,997)	373,023

	(2,044,165)	(45,426,062)	(4,608,190)	(43,060,974)
Financing activities
Common shares issued for cash	-	47,318,183	4,169,876	50,467,025

Effect of foreign exchange on cash held in foreign currency	2,915,882	-	3,113,809	-
Net increase (decrease) in cash during the
period	(6,477)	1,214,324	(1,035,170)	6,049,558
Cash, beginning of the period	4,934,300	6,487,171	5,962,993	1,651,937

Cash, end of the period	$ 4,927,823	$ 7,701,495	$ 4,927,823	$ 7,701,495

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

June 30, 2007

Nature of Business

Banro Corporation’s (the “Company”) business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the “Congo”). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in Canada, Delrand Explorations Inc., its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL. All inter-company transactions and balances have been eliminated on consolidation.

Investments	Investments in companies subject to significant influence are accounted for using the equity method.

Property, Plant and Equipment	Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

Furniture and fixtures	-	20% declining balance	basis
Office equipment	-	Straight line over four years
Vehicles	-	Straight line over four years
Communication equipment	-	Straight line over four years
Field camps	-	Straight line over four years
Surveying equipment	-	Straight line over four years
Geochemistry	-	Straight line over four years
Field equipment	-	Straight line over four years
Leasehold improvements	-	Straight line over five years

Asset Impairment

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

June 30, 2007

Foreign Currency Translation

These consolidated financial statements are expressed in the functional currency of the Company, United States dollars. The Company’s foreign operations are all considered integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for amortization which is translated at its corresponding historical rate. Realized exchange gains and losses are included in the consolidated statements of operations and deficit.

Deferred Exploration

Expenditures

Exploration costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration costs. If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations.

Stock Options

The Company has a stock option plan, which is described in Note 6(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the financial statements. Compensation expense on stock options granted to non-employees is recorded as an expense in the period at the earlier of the completion of performance and the date the options are vested using the fair value method. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchases of shares is credited to share capital.

Asset Retirement Obligations

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

June 30, 2007

Financial Instruments,

Comprehensive Income, Hedges

and Equity

Effective January 1, 2007, the Company adopted CICA accounting standards related to, Comprehensive Income (Section 1530), Financial Instruments – Recognition and Measurement (Section 3855), Financial Instruments – Disclosure and Presentation (Section 3861), Hedges (Section 3865) and Equity (Section 3251). These accounting statements have been adopted on a prospective basis and prior periods have not been restated.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions, event and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. The components of accumulated other comprehensive income for the three and six month periods ended June 30, 2007 are disclosed in Note 6 (f).

Under Section 3855, financial instruments must be classified into one of the following categories: held-to-maturity, held-for-trading, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and recognition of changes in the fair value will depend on their initial classification; held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income, while available-for-sale financial instruments are measured at fair value, with unrealized changes in fair value recorded in other comprehensive income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading. Accounts receivable and prepaid expenses have been classified as loans and receivables. Short term investments have been classified as held-to-maturity. Accounts payable and accrued liabilities have been classified as other financial liabilities. The Company’s investment in a public company, previously carried at cost, less provision for other than temporary declines in value, has been designated as available-for-sale.

Section 3861 establishes standards for presentation of financial instruments and identifies the information required for disclosure in the company’s financial statements.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

June 30, 2007

Section 3865 specifies the criteria under which hedge accounting can be used and establishes the required disclosures. The Company is not currently engaged in any hedging activity. As a result, the adoption of section 3865 did not have any impact on the Company’s interim consolidated financial statements.

The Company’s adoption of section 3251 resulted in expanded disclosure of its components of shareholder’s equity.

Income Taxes

The asset and liability method is used to determine income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities. Future tax assets and liabilities are measured using substantially enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date. Net future income tax assets are offset by valuation allowances to the extent that they are not more likely not to be realized.

Use of Estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Variable Interest Entities

Variable Interest Entities (“VIE’s”) are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE’s expected losses or expected residual returns. The Company currently does not have any VIE’s.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2007

1.	Interest in Congolese Subsidiaries

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company’s activities in this country or may result in the impairment or loss of part or all of the Company’s interest in the properties.

2.	Short Term Investments

The Company has invested in US$ commercial paper and discount notes with interest rates varying from 4.83% to 5.01%, maturities up to August 1, 2007 and a market value of $22,262,823 and Cdn$ discount notes and bankers acceptance with interest rates varying from 4.0% to 4.11%, maturities up to August 24, 2007 and a market value of $16,926,202 (Cdn$ 18,033,456).

3.	Investments

(a)	Investment in Nevada Bob’s International Inc.

The investment in Nevada Bob’s International Inc. (“NBI”), a licensor of certain golf equipment and apparel trademarks, represents 4.67% of the outstanding common shares of NBI. On January 1, 2007, the Company designated this investment as available-for-sale and was therefore revalued at fair value of $160,013 (December 31, 2006 - $150,601), resulting in the recognition of an unrealized loss of $18,825. During the six month period ended June 30, 2007, the Company recognized an unrealized gain of $28,237 (Note 6(f)). Total unrealized gain of $9,412 has been included in accumulated other comprehensive income in the consolidated balance sheets. Prior to January 1, 2007, this investment was accounted for under the cost method and was written down only when there was an other than temporary loss in value.

(b)	Investment in BRC Diamond Corporation

The Company owns 3,744,032 common shares, representing a 27.48% (December 31, 2006 – 30.14%) equity interest, in BRC Diamond Corporation (“BRC”) with a quoted market value of approximately $24,599,039 at June 30, 2007 (December 31, 2006 - $12,304,847). The assets and liabilities of BRC are translated in US $ at the period end rate of exchange for the purpose of incorporation in the Company’s consolidated financial statements, using the equity method. Accumulated exchange gains and losses arising from such translation are reported in the consolidated balance sheets under Cumulative translation adjustment as a separate component of shareholders’ equity. The principal business of BRC is the acquisition and exploration of mineral properties.

In March 2006, BRC issued, by way of private placement, 1,900,000 of its common shares at a price of Cdn$3.50 per share for gross proceeds of Cdn$6,650,000. In April 2006, BRC issued 60,000 common shares, on the exercise of broker warrants, at a price of Cdn$ 2.50 per share for gross proceeds of Cdn$150,000. The Company did not participate in these financings and therefore its equity interest in BRC was reduced to 30.14%. This reduction in equity interest resulted in a dilution gain of $1,514,962.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2007

3.	Investments (continued)

In March 2007, BRC issued, by way of private placement, 1,000,000 of its common shares at a price of Cdn$5.00 per share for gross proceeds of Cdn$5,000,000. In addition, during the six month period ended June 30, 2007, BRC issued 199,000 common shares, on the exercise of broker warrants and stock options, for gross proceeds of Cdn $513,500. The Company did not participate in these financings and therefore its equity interest in BRC was reduced to 27.48%. This reduction in equity interest resulted in a dilution gain of $1,109,977.

The Company’s investment in BRC is summarized as follows:

	June 30, 2007	December 31, 2006

Equity investment, beginning of period	$ 2,022,872	$ 708,292
Share of loss	(171,778)	(387,425)
Gain on dilution of interest	1,109,977	1,514,962
Share of contributed surplus	133,310	179,759
Cumulative translation adjustment	12,902	7,284

Equity investment, end of period	3,107,283	2,022,872
Amount due from BRC	43,013	-
	$ 3,150,296	$ 2,022,872

BRC’s summarized consolidated balance sheet and income statement for the periods ended June 30, 2007 and December 31, 2006, converted to US $ at the period end rate of exchange, are as follows:

	June 30, 2007	December 31, 2006

Assets
Current assets	$2,981,891	$329,988
Investment	86,346	78,939
Mineral properties	9,417,143	6,401,050
Property, plant and equipment	171,521	138,695

	12,656,901	6,948,672

Liabilities	(479,615)	(237,082)

Net Equity	$12,177,286	$6,711,590

	June 30, 2007	December 31, 2006

Income Statement
Interest income	$—	$344
Expenses	(660,564)	(359,779)

Net Loss	$(660,564)	$(359,435)

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2007

3.	Investments (continued)

(c)	Investment in Loncor Resources Inc.

On March 30, 2006, the Board of Directors of the Company approved the issue of common shares of the wholly owned subsidiary, Loncor Resources Inc. (“Loncor”), to an officer and director of the Company for cash consideration of Cdn$271,570. This resulted in the Company’s equity interest in Loncor being reduced from 100% to 48.76% and the Company no longer controlling this entity. However, the Company continues to exercise significant influence over Loncor’s operations; therefore, the Company changed the method of accounting for its investment in Loncor from the consolidation method to the equity method. The principal business of Loncor is the acquisition and exploration of mineral properties. As at June 30, 2007, the carrying book value of the Company’s investment in Loncor amounted to $155,131 (December 31, 2006 - $342,705).

The Company’s investment in Loncor is summarized as follows:

	June 30, 2007	December 31, 2006

Equity investment, beginning of period	$ 185,705	$ 215,000
Share of loss	(30,574)	(29,295)

Equity investment, end of period	155,131	185,705
Amount due (to) from Loncor	(2,896)	157,000
	$ 152,235	$ 342,705

Loncor’s summarized consolidated balance sheet and income statement for the periods ended June 30, 2007 and December 31, 2006, are as follows:

	June 30, 2007	December 31, 2006

Assets
Current assets	$405,750	$77,613
Mineral properties	1,330,197	635,422
Property, plant and equipment	4,413	8,500

	1,740,360	721,535

Liabilities	(1,425,542)	(330,086)

Net Equity	$314,818	$391,449

	June 30, 2007	December 31, 2006

Income Statement
Interest income	$—	$18
Expenses	610,119	(363,528)
Charges capitalized to Mineral properties	(533,487)	303,447

Net Loss	$(76,632)	$(60,063)

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2007

4.	Property, Plant and Equipment

June 30, 2007	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$ 167,656	$ 40,371	$ 127,285
Office equipment	398,782	274,699	124,083
Vehicles	772,716	426,879	345,837
Communication equipment	59,417	29,329	30,088
Field camps	461,972	219,372	242,600
Surveying equipment	90,057	44,406	45,651
Geochemistry	166,838	71,502	95,336
Field equipment	18,059	8,600	9,459
Leasehold improvement	152,470	120,699	31,771

	$ 2,287,967	$ 1,235,857	$ 1,052,110

December 31, 2006	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$ 167,656	$ 26,620	$ 141,036
Office equipment	370,599	236,943	133,656
Vehicles	772,716	331,477	441,239
Communication equipment	59,417	21,902	37,515
Field camps	431,291	162,390	268,901
Surveying equipment	90,057	33,149	56,908
Geochemistry	132,527	50,647	81,880
Field equipment	18,059	6,342	11,717
Leasehold improvement	152,470	115,693	36,777

	$ 2,194,792	$ 985,163	$ 1,209,629

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2007

5.	Deferred Exploration Expenditures

Deferred Exploration

	Six month period ended June 30, 2007	Year ended December 31, 2006	Cumulative from inception in April 1994 to June 30, 2007

Exploration cost	$ 11,310,230	$ 19,786,006	$ 58,184,215
Stock option compensation expense	1,863,826	2,076,385	4,850,037
Amortization of plant and equipment	239,836	419,708	1,012,807
Deconsolidation of Loncor	-	(332,127)	(332,127)

Net expenditure	13,413,892	21,949,972	63,714,932
Effect of exchange rate change	-	-	2,511

	13,413,892	21,949,972	63,717,443
Write-off	-	-	(16,191,442)

	$ 13,413,892	$ 21,949,972	$ 47,526,001

Mineral rights

	Six month period ended June 30, 2007	Year ended December 31, 2006	Cumulative from inception in April 1994 to June 30, 2007

Mineral rights	$—	$20,000	$9,701,194
Write-off	—	—	(9,681,194)

	$—	$20,000	$20,000

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2007

6.	Share Capital

(a)	Authorized Share Capital

Unlimited number of common shares

Unlimited number of preference shares, issuable in series

(b)	Issued Share Capital - Common Shares

	Number of Shares	Amount

December 31, 2004	26,565,688	$ 51,079,128
Exercise of stock options	406,000	246,467
Exercise of warrants	240,000	1,048,939
Issued during the year	5,500,000	25,351,260

December 31, 2005	32,711,688	77,725,794
Exercise of stock options	1,512,949	5,521,674
Issued during the year	4,376,000	46,934,352

December 31, 2006	38,600,637	130,181,820
Exercise of stock options	1,169,500	5,760,996

June 30, 2007	39,770,137	$ 135,942,816

On May 4, 2006, the Company completed a financing involving the issuance of 3,925,000 common shares of the Company at a price of Cdn$12.80 per share for total gross proceeds of Cdn$50,240,000. The underwriters who conducted the financing were RBC Capital Markets as lead manager, Raymond James Ltd. and MGI Securities Inc. In addition, the Company granted to the underwriters an option, exercisable for a period of 30 days after the date of closing, to purchase up to 451,000 in additional common shares of the Company at a price of Cdn$12.80 per share. This option was exercised in full, resulting in the issuance of 451,000 common shares of the Company on May 15, 2006.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2007

6.	Share Capital - (continued)

(c)	Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, for options granted prior to January 16, 2006, the options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. For options granted after January 16, 2006, 75% vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. As at June 30, 2007, the Company had 3,601,551 stock options outstanding to acquire common shares at a weighted-average price of Cdn$9.67 per share, expiring at various dates between February 2008 and March 2012.

The following table summarizes information about stock options during the period:

	Number of Options	Weighted average exercise price Cdn $
Outstanding at December 31, 2004	3,713,000	2.99
Exercised or cancelled	(456,000)	(1.62)
Granted	1,040,000	5.12

Outstanding at December 31, 2005	4,297,000	3.70
Exercised or cancelled	(1,602,949)	(3.16)
Granted	2,117,000	13.90

Outstanding at December 31, 2006	4,811,051	8.36
Exercised or cancelled	(1,272,500)	(5.00)
Granted	63,000	15.00

Outstanding at June 30, 2007	3,601,551	9.67

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2007

6.	Share Capital - (continued)

(c) Stock Options - (continued)

The following table summarizes information about stock options outstanding and exercisable at June 30, 2007:

	Options outstanding and exercisable
Date of grant	Number outstanding at 06/30/07	Options Exercisable at 06/30/07	Exercise price Cdn$	Expiry date

10/16/03	22,500	22,500	2.00	10/16/08
01/21/04	300,000	300,000	3.00	01/21/09
02/03/04	100,000	100,000	3.00	02/03/09
03/16/04	350,000	350,000	4.10	03/16/09
06/24/04	73,000	73,000	4.00	06/22/09
10/06/04	10,000	10,000	4.00	10/06/09
12/14/04	5,000	5,000	4.50	12/14/09
02/11/05	90,000	90,000	4.70	02/10/10
02/11/05	200,000	200,000	4.70	02/10/08
05/02/05	200,000	200,000	5.25	05/02/08
07/19/05	3,750	3,750	5.25	07/19/10
07/20/05	117,801	117,801	5.25	07/20/08
08/08/05	50,000	50,000	6.65	08/08/10
08/31/05	45,000	45,000	6.60	08/31/10
09/09/05	52,500	52,500	6.68	09/09/10
01/25/06	250,000	173,750	11.25	01/25/11
02/06/06	20,000	15,000	11.25	02/06/11
10/24/06	652,000	-	13.52	10/24/11
12/18/06	1,025,000	-	15.00	12/18/11
3/29/07	35,000	-	15.00	3/29/12

	3,601,551	1,808,301

2006

During 2006, the Company recognized in the statement of operations as an expense $909,019 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $2,149,431 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2007

6. Share Capital - (continued)

(c) Stock Options - (continued)

2007

During the six month period ended June 30, 2007, the Company recognized in the statement of operations as an expense $2,272,005 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $1,863,826 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the period based on the following factors:

(i)	risk-free interest rate: 3.83% (2006 – 3.83% to 4.08%)
(ii)	expected volatility: 51.63% (2006 – 42.91% to 50.92%)

(iii) expected life: 5 years (2006 – 3 to 5 years)

(iv) expected dividends: $Nil (2006 - $Nil)

A summary of the status of the Company’s non-vested options as at June 30, 2007 and changes during the period is presented below:

Non-vested options	Number of Options	Weighted average grant date fair value (Cdn$)

Non-vested at December 31, 2006	2,172,000	$6.14
Granted	63,000	5.69
Cancelled	(103,000)	(6.85)
Vested	(338,750)	(2.76)

Non-vested at June 30, 2007	1,793,250	$6.73

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2007

6.	Share Capital - (continued)

(d)	Loss per Share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the period ended June 30, 2007, amounting to 39,542,631 (June 30, 2006 – 34,970,129) common shares.

Fully diluted loss per share has not been presented since the exercise of the options would be anti-dilutive.

(e)	Contributed Surplus

	June 30, 2007	December 31, 2006

Balance, beginning of the period	$6,873,851	$5,407,283
Options granted	4,135,831	3,058,450
Share of BRC contributed surplus (Note 3(b))	133,310	179,759
Options exercised or cancelled	(1,591,118)	(1,771,641)

Balance, end of the period	$9,551,874	$6,873,851

(f)	Accumulated other comprehensive income

	Three months ended June 30, 2007	Six months ended June 30, 2007

Balance, beginning of the period	$(56,475)	$—
Adjustment for cumulative unrealized gain
(loss) on available-for-sale investment
on January 1, 2007	—	(18,825)
Unrealized gain (loss) on available-for-sale
investment	65,887	28,237

Balance, end of the period	$9,412	$9,412

7.	Related Party Transactions

Directors fees of $45,000 (June 30, 2006 - $12,000) were accrued to non-executive directors of the Company.

Legal fees of $249,703 (June 30, 2006 - $390,534), incurred in connection with general corporate matters, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At June 30, 2007, $17,450 (December 31, 2006 - $20,054) owing to this legal firm was included in accounts payable.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2007

These transactions are in the normal course of operations and are measured at the exchange amount.

8.	Lease Commitments

The Company’s future minimum lease commitments for office premises as at June 30, 2007 for the following four years are as follows:

2007	$ 46,998
2008	93,996
2009	93,996
2010	62,664

9.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Democratic Republic of the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

	June 30, 2007	December 31, 2006

Democratic Republic of the Congo – deferred exploration costs	$ 47,546,001	$ 34,132,109
Democratic Republic of the Congo – capital assets	1,008,908	1,169,905
Canada – capital assets	43,202	39,724
	$ 48,598,111	$ 35,341,738

10.	Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

11.	Significant Non-cash Transactions

During the period indicated the Company undertook the following significant non-cash transactions:

	Six month period ended June 30, 2007	Year ended December 31, 2006
Amortization included in deferred exploration expenditures	$ 239,836	$ 419,708
Stock option compensation included in deferred exploration expenditures	1,863,826	2,076,385

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2007

12.	Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States (“U.S. GAAP”) except for the following:

(a)	Employee and Directors Stock Options

Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No. 25 under which no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant. The Company recognized no compensation cost as no stock options were granted with an exercise price less than fair value.

Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new CICA policy of accounting for stock based compensation. Compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Company commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model. For US GAAP the Company has adopted, effective January 1, 2003 on a prospective basis, the fair value recognition provisions of SFAS 123.

(b)	Mineral Properties

U.S. GAAP requires that costs pertaining to mineral properties with no proven reserves be reflected as expenses in the period incurred.

(c)	Equity Investment

For US GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves. In addition as the investee is a self sustaining operation account needs to be made of the cumulative translation adjustment relating to the conversion of the assets and liabilities of the investee into US dollars.

(d)	Recently issued United States Accounting Standards

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities which establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2007

12.	Generally Accepted Accounting Principles in Canada and the United States (continued)

At this time the Company does not anticipate a material effect with the adoption of this statement on the financial statements.

The impact of the foregoing on the financial statements is as follows:

Income Statement

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Income (loss) per Canadian GAAP	$ (93,980)	$ (757,158)	$(1,149,334)	$ (330,526)
Equity loss adjustment	(362,424)	-	(491,648)	-
Deferred exploration	(7,971,450)	(4,766,627)	(13,413,892)	(8,543,486)
Loss per U.S. GAAP	(8,427,854)	(5,523,785)	(15,054,874)	(8,874,012)
Other comprehensive gain(loss) – Cumulative translation adjustment	5,821	-	(12,902)	-
Other comprehensive gain(loss) – Adjustment for shares available for sale	65,887	-	28,237	-

Total comprehensive loss	$(8,356,146)	$(5,523,785)	$(15,039,539)	$(8,874,012)

Loss per share (basic and diluted)	$ (0.21)	$ (0.16)	$ (0.38)	$ (0.25)

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2007

12.	Generally Accepted Accounting Principles in Canada and the United States (continued)

Balance Sheet

	June 30, 2007	December 31, 2006

Total assets per Canadian GAAP	$ 96,352,370	$ 90,398,386
Investment available for sale	-	(18,825)
Equity investment	(2,327,685)	(1,929,278)
Deferred exploration	(47,546,001)	(34,132,109)

Total assets per U.S. GAAP	$ 46,478,684	$ 54,318,174

Total liabilities per Canadian and U.S. GAAP	$ 1,500,942	$ 2,858,957

Shareholders’ equity per Canadian GAAP	$ 94,851,428	$ 87,539,429
Equity investment adjustments	(2,420,925)	(1,964,567)
Cumulative translation adjustment	(12,902)	(7,284)
Deferred exploration	(47,546,001)	(34,132,109)
Accumulated other comprehensive loss per U.S. GAAP
Accumulated other comprehensive loss	-	(18,825)
Cumulative translation account	106,142	42,573

Total shareholders’ equity per U.S. GAAP	$ 44,977,742	$ 51,459,217

Total liabilities and shareholders’ equity per U.S. GAAP	$ 46,478,684	$ 54,318,174

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2007

12.	Generally Accepted Accounting Principles in Canada and the United States (continued)

Cash Flow

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Cash flow provided by (used in)
Operating activities per Canadian GAAP	$ (878,194)	$ (677,797)	$ (3,710,665)	$ (1,356,493)
Deferred exploration	(6,941,474)	(4,655,909)	(11,310,230)	(7,974,828)
Operating activities per US GAAP	(7,819,668)	(5,333,706)	(15,020,895)	(9,331,321)

Investing activities per Canadian GAAP	(2,044,165)	(45,426,062)	(4,608,190)	(43,060,974)
Deferred exploration	6,941,474	4,655,909	11,310,230	7,974,828
	$ 4,897,309	$(40,770,153)	$ 6,702,040	$(35,086,146)

Investing activities per US GAAP	-	47,318,183	4,169,876	50,467,025

Effect of foreign exchange on cash	2,915,882	-	3,113,809	-

Net increase (decrease) in cash during the period	(6,477)	1,214,324	(1,035,170)	6,049,558

Cash, beginning of the period	4,934,300	6,487,171	5,962,993	1,651,937

Cash, end of the period	$ 4,927,823	$ 7,701,495	$ 4,927,823	$ 7,701,495

EXHIBIT 2

BANRO CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2007

The following management’s discussion and analysis (“MD&A”), which is dated as of August 13, 2007, provides a review of the activities, results of operations and financial condition of Banro Corporation (the “Company”) as at and for the three and six month periods ended June 30, 2007, as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company as at and for the three and six month periods ended June 30, 2007, together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2006. As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resources, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources (the mineral resource figures referred to in this MD&A are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the “DRC”), changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in the acquisition and exploration of gold properties. The Company’s main exploration focus is in the South Kivu and Maniema Provinces of the DRC where the Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold projects, Twangiza, Namoya, Lugushwa and Kamituga. As well, in March 2007 the Company

1

announced that its wholly-owned DRC subsidiary, Banro Congo Mining SARL, had acquired 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa projects, covering an area of 3,130 square kilometers.

During the second quarter of 2007 and up to the date of this MD&A, the Company continued its exploration activities at Twangiza, Namoya and Lugushwa. Exploration activities at all three projects consisted of core drilling as well as gridding, soil, trench and rock sampling and geological mapping. No exploration was undertaken during the second quarter of 2007 at Kamituga.

In July 2007, the Company announced the results of preliminary economic assessments of the Company’s Namoya and Twangiza projects. Reference is made to (a) the Company’s press release dated July 3, 2007 with respect to the results of the Namoya preliminary economic assessment, and (b) the Company’s press release dated July 30, 2007 with respect to the results of the Twangiza preliminary economic assessment. These preliminary economic assessments were undertaken by a number of independent engineering consulting companies, including SRK Consulting, Cardiff (mining and environmental), SGS Lakefield, Johannesburg (metallurgical testwork), Knight Piésold Ltd., Vancouver (power) and SENET, Johannesburg (processing and infrastructure). SENET also undertook the preliminary economic valuations and report compilations.

Full details with respect to the Namoya and Twangiza preliminary economic assessments will be filed on SEDAR in the form of National Instrument 43-101 technical reports.

The current mineral resource estimates for the Twangiza project (which are derived from resource drilling and assays received before June 2007 and were reported in the Company’s press release dated June 13, 2007) are as follows:

(Using a 1.0 g/t Au cut-off)

Mineral		Au
Resource Category	Tonnes	(g/t)	Ounces

Measured	14,510,000	2.82	1,313,400
Indicated	31,460,000	1.81	1,832,800
Measured & Indicated	45,970,000	2.13	3,146,200

Inferred	47,474,000	2.02	3,088,100

Tonnes rounded to the nearest ‘000 and ounces rounded to the nearest ‘00.

Additional information with respect to the Twangiza project is contained in the technical report of Michael B. Skead (who is the Company’s Vice President, Exploration and a “qualified person”, as such term is defined in National Instrument 43-101) dated March 6, 2007 and entitled “Fourth NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com.

The current mineral resource estimates for the Namoya project (which are derived from resource drilling and assays received before June 2007 and were reported in the Company’s press release dated June 8, 2007) are as follows:

2

(Using a 1.0 g/t Au cut-off)

Mineral		Au
Resource Category	Tonnes	(g/t)	Ounces

Indicated	8,925,000	3.27	938,800
Inferred	7,074,000	2.73	621,500

Tonnes rounded to the nearest ‘000 and ounces rounded to the nearest ‘00.

Additional information with respect to the Namoya project is contained in the technical report of Michael B. Skead dated March 30, 2007 and entitled “Third NI 43-101 Technical Report, Namoya Project, Maniema Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com.

Qualified Persons

Peter N. Cowley, F.I.M.M.M., the Company’s President and Chief Executive Officer and a “qualified person” as defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A. The mineral resource estimates referred to in this MD&A were prepared in accordance with National Instrument 43-101 based on information compiled by the Company’s Mineral Resources Manager, Daniel Bansah, who is a “qualified person” as such term is defined in National Instrument 43-101.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Results of Operations

For the six month period ended June 30, 2007, the Company reported a net loss of $1,149,334, or $0.03 per share, compared to a net loss of $330,526, or $0.01 per share, reported for the six month period ended June 30, 2006. For the three month period ended June 30, 2007, the Company’s net loss was $93,980, or $0.00 per share, compared to a net loss of $757,158, or $0.02 per share, recorded during the three month period ended June 30, 2006. The Company’s net loss for the six month period ended June 30, 2007 was significantly impacted by increased stock option compensation expense and by a gain on dilution of the Company’s equity interest in BRC Diamond Corporation of $1,109,977. The Company’s net loss was also significantly impacted by a foreign exchange gain of $1,914,681 for the six month period ended June 30, 2007. The Company’s short term investments generated interest income of $536,818 and $1,102,328 during, respectively, the three and six month periods ended June 30, 2007. During the three and six month periods ended June 30, 2007, significant changes in expenses occurred in the expense categories described below as compared to the corresponding periods of 2006:

3

Consulting fees

Consulting fees decreased to $15,329 and $40,163 during, respectively, the three and six month periods ended June 30, 2007 from $154,670 and $183,114 for the respective corresponding periods in 2006, as many of the consulting agreements in force during 2006 expired and were not renewed in 2007.

Salaries

Salary expenses increased to $349,586 and $658,099 for the respective three and six month periods ended June 30, 2007, from $260,023 and $500,816 for the respective three and six month periods ended June 30, 2006, due to a general increase in employee annual salary amounts.

Employee stock-based compensation

The fair value of employee stock-based compensation increased to $1,166,602 and $2,918,841 for the respective three and six month periods ended June 30, 2007, from $422,323 and $501,894 for the respective three and six month periods ended June 30, 2006, due to new stock option grants which occurred during the fourth quarter of 2006 and during the first quarter of 2007.

Travel

Travel expenses increased by 25% from $241,101 incurred during the six month period ended June 30, 2006 to $303,167 for the six month period ended June 30, 2007. The increase in travel expenses was more significant during the second quarter of 2007 compared to the second quarter of 2006 ($51,849 in 2006 compared to $127,710 in 2007) due to increased visits to the Company’s projects in the DRC, as well as corporate travel costs in relation to the Company’s shareholder relations and business promotion activities.

Shareholder relations and promotion

Expenses related to shareholder relations and promotion decreased to $139,852 and $271,259 for the respective three and six month periods ended June 30, 2007, from $227,935 and $447,052 for the respective three and six month periods ended June 30, 2006, due to fewer promotional and investor relations activities undertaken during the first six months of 2007 as compared to the corresponding period in 2006.

Foreign exchange gain

The Company recorded a foreign exchange gain of $1,716,754 during the second quarter of 2007, compared to a foreign exchange gain of $359,741 recorded during the second quarter of 2006. For the six month period ended June 30, 2007, foreign exchange gain amounted to $1,914,681 compared to a foreign exchange gain of $282,689 recorded during the corresponding period in 2006. Variations in the foreign exchange amounts for the three and six month periods ended June 30, 2007 compared to the corresponding periods in 2006 were due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Interest income

The Company’s idle cash is invested in US$ and Cdn$ commercial paper and discount notes. During the three and six month periods ended June 30, 2007, these short term investments generated interest revenue of $536,818 and $1,102,328, respectively, compared to $437,287 and $670,573 generated during the corresponding periods in 2006. The increase in interest revenue is due to additional short term investments made during the second quarter of 2006 following the equity financing completed by the Company.

4

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the second quarter of 2007. This financial information has been prepared in accordance with Canadian generally accepted accounting principles.

	2007 2nd Quarter	2007 1st Quarter	2006 4th Quarter	2006 3rd Quarter

Net loss	$(93,980)	$(1,055,354)	$(2,449,007)	$(278,842)

Net loss per share	$(0.00)	$(0.03)	$(0.06)	$(0.01)

	2006 2nd Quarter	2006 1st Quarter	2005 4th Quarter	2005 3rd Quarter

Net (loss) income	$(757,158)	$426,632	$(1,091,180)	$(779,759)

Net (loss) earnings per share	$(0.02)	$0.01	$(0.04)	$(0.02)

During the second quarter of 2007, the Company’s net loss decreased to $93,980 compared to a net loss of $1,055,354 reported for the first quarter of 2007. The Company’s results in the second quarter of 2007 were significantly impacted by the recognition of stock-based compensation expense of $1,166,602 (which amount was a significant decrease from the amount recorded during the first quarter of 2007) and a recorded foreign exchange gain of $1,716,754. The Company’s results in the first quarter of 2007 were significantly impacted by the recognition of a gain on dilution of equity interest in BRC Diamond Corporation of $1,116,561, as well as by the recognition of stock-based compensation expense of $1,752,239. The increase in the net loss recorded in the fourth quarter of 2006 as compared to the third quarter of 2006 was most significantly impacted by the recording during the fourth quarter of 2006 of stock-based compensation expense of $664,773, as well by a foreign exchange loss which increased significantly from the foreign exchange gain recorded during the third quarter of 2006. In addition, the Company recorded during the fourth quarter of 2006 a significant increase in salary expense due to the year end bonuses paid to employees. The net loss incurred during the third quarter of 2006 decreased significantly, compared to the net loss incurred during the second quarter of 2006, due mainly to a general decrease in expenses including stock option compensation expense, consulting fees and shareholder relations and promotions. During the second quarter of 2006, the Company incurred a net loss of $757,158 compared to a net income of $426,632 reported for the first quarter of 2006. The Company’s results in the first quarter of 2006 were impacted by the recognition of a gain on dilution of equity interest in BRC Diamond Corporation of $1,487,760. During the second quarter of 2006, the Company’s results were impacted by a foreign exchange gain of $359,741, increased interest income as compared to the first quarter of 2006, and a United Kingdom national insurance contributions liability relating to stock option exercises by employees in the United Kingdom. The increase in the net loss recorded in the fourth quarter of 2005 as compared to the third quarter of 2005 was most significantly impacted by increased salary expense due to the year end bonuses paid to employees, as well by a foreign exchange gain which decreased significantly from the foreign exchange gain recorded during the third quarter of 2005. In addition, the Company recorded during the fourth quarter of 2005 a significant gain on dilution of its equity investment in BRC Diamond Corporation.

5

Liquidity and Capital Resources

As at June 30, 2007, the Company had cash and short term investments of $44,134,463 compared to cash and short term investments of $52,261,021 as at December 31, 2006. In February and March 2007, the Company received an additional Cdn$4,816,125 from the exercise of 1,169,500 stock options under the Company’s stock option plan.

During the six month period ended June 30, 2007, the Company spent $11,310,230 in exploration expenditures and $93,175 on capital assets to carry on its DRC projects (compared to $7,974,828 in exploration expenditures and $232,507 on capital assets spent during the six month period ended June 30, 2006). During the six month period ended June 30, 2007, the Company’s exploration activities at Twangiza, Lugushwa and Namoya consisted of drilling, gridding, soil, trench and rock sampling and geological mapping. In addition, the Company undertook and completed preliminary economic assessments of its Namoya and Twangiza projects.

The Company’s current cash position is considered sufficient for planned exploration expenditures on the Company’s gold properties and for general and administrative expenses until at least mid-2008.

Contractual Obligations

Currently, the Company has no significant long term contractual obligations and no long term debt, other than as described in the following table:

Contractual Obligations	Payments due by period
	Total	Less than one year	One to three years	Four to five years	After five years

Operating leases	$ 297,654	$ 46,998	$ 187,992	$ 62,664	-

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the Company’s financial statements include estimates used in the calculation of the fair value of stock-based compensation. The Company used the Black-Scholes option pricing model to determine the fair value of stock options granted. This model requires the Company to make reasonable assumptions in order to derive parameters such as expected volatility of the Company’s shares, the expected life of the option and interest rates, all of which are based on historical information. Future behaviors of these parameters are beyond the Company’s control, and thus, may be significantly different from the Company’s estimates.

The values of all stock options granted during the first quarter of 2007 were estimated, using the Black-Scholes option pricing model, based on the following factors:

•	risk-free interest rate: 3.83% (2006 – 3.83% to 4.08%);
•	expected volatility: 51.63% (2006 – 42.91% to 50.92%);
•	expected life: 5 years (2006 – 3 to 5 years);
•	expected dividends: $Nil (2006 - $Nil).

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Changes in Accounting Policies

Effective January 1, 2007, the Company adopted CICA accounting standards related to Comprehensive Income (Section 1530), Financial Instruments – Recognition and Measurement (Section 3855), Financial Instruments – Disclosure and Presentation (Section 3861), Hedges (Section 3865) and Equity (Section 3251). These accounting statements have been adopted on a prospective basis and prior periods have not been restated.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions, events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. The components of accumulated other comprehensive income for the three and six month periods ended June 30, 2007 are disclosed in Note 6(f). Under Section 3855, financial instruments must be classified into one of the following categories: held-to-maturity, held-for-trading, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and recognition of changes in the fair value will depend on their initial classification; held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income, while available-for-sale financial instruments are measured at fair value, with unrealized changes in fair value recorded in other comprehensive income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading. Accounts receivable and prepaid expenses have been classified as loans and receivables. Short term investments have been classified as held-to-maturity. Accounts payable and accrued liabilities have been classified as other financial liabilities. The Company’s investment in a public company, previously carried at cost, less provision for other than temporary declines in value, has been designated as available-for-sale.

Section 3861 establishes standards for presentation of financial instruments and identifies the information required for disclosure in the Company’s financial statements.

Section 3865 specifies the criteria under which hedge accounting can be used and establishes the required disclosures. The Company is not currently engaged in any hedging activity. As a result, the adoption of Section 3865 did not have any impact on the Company’s interim consolidated financial statements.

The Company’s adoption of Section 3251 resulted in expanded disclosure of its components of shareholders’ equity.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at August 13, 2007, the Company had outstanding 39,770,137 common shares and stock options to purchase an aggregate of 3,601,551 common shares.

Related Party Transactions

Directors fees of $45,000 (June 30, 2006 - $12,000) were paid to non-executive directors of the Company. Legal fees of $249,703 (June 30, 2006 - $390,534), incurred in connection with general corporate matters, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At June 30, 2007, $17,450 (December 31, 2006 - $20,054) owing to this legal firm was included in accounts payable.

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These related party transactions occurred in the normal course of operations and were measured at the exchange value.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company’s assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

The only sources of future funds for further exploration programs, or if such exploration programs are successful, for the development of economic ore bodies and the placing of them into commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of gold are found on the Company’s properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company’s properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from operations. The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company’s exploration programs will result in a profitable commercial mining operation.

There is a degree of uncertainty to the calculation of mineral resources. Until mineral resources are actually mined and processed, the quantity and grade of mineral resources must be considered as estimates only. In addition, the quantity and grade of mineral resources may vary depending on, among other things, metal prices. Any material change in quantity or grade of mineral resources may affect the economic viability of the deposit. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company’s exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company’s control including international, economic and political

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trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company’s properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. During the six month periods ended June 30, 2007 and June 30, 2006, the Company recorded a foreign exchange gain of $1,914,681 and $282,689, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company’s annual information form dated March 30, 2007 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com).

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EXHIBIT 3

EXHIBIT 4